Free Writing Prospectus

VanEck Merk Gold ETF

2024-09-17 VanEck Merk Gold Trust (OUNZ) - Fees

0001546652

Pursuant to 433/164

333-274643

OUNZ

VanEck® Merk® Gold ETF

Fund Description

The VanEck Merk Gold ETF (the "Trust" or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.


VanEck®
"Remember that gold doesn't change, gold just is."
—Axel Merk
President & CIO, Merk Investments

Factsheet | Prospectus

Overview | **Delivery Fees** | Taking Delivery | Responsible Sourcing | FAQ | Documents

Delivery Fees

The Processing Fees for investors taking delivery of their gold ("Delivery Applicants") are comprised of an Exchange Fee and a Delivery Fee.

Delivery Fee

No Delivery Fee is charged for the delivery of physical gold to destinations in the lower 48 States.

Exchange Fee

The Exchange Fee below is effective September 19, 2024 and supersedes any previously published Exchange Fees, including those in the prospectus:

Type of Gold Bar	Exchange Fee		Purity
	Fee per Application	Fee per Ounce	
1oz Mixed Years Royal Canadian Mint Gold Maple Leaf	$500	$10.00	99.99%
1oz 2024 US Mint Gold Buffalo	$500	$112.00	99.99%
1oz Austrian Mint Gold Bar	$500	$25.00	99.99%
1oz Gold Bar Royal Canadian Mint	$500	$28.00	99.99%

1oz 2024 US Mint Gold Eagle	$500	$113.00	91.67%
1kg Kilo Bars	$500	$15.00	99.99%
London bars	$4,000	$0.00	95.00% - 99.99%

Sample Exchange Fees

Exchange Fee

No delivery fees for the lower 48 States. For details on fees click here.

Exchange Fee in USD

$700.00

1oz Mixed Years Royal Canadian Mint Gold Maple Leaf

20

Number of Bars or Coins

– 20 +

During times of high demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre-approved; in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre-approved.

You may also use our online calculator to determine the number of ounces your shares correspond to.

The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as well as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold.

In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well.

Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) or, for American Gold Eagle gold coins, with a minimum fineness of 91.67%.

All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time.

Ready to take delivery? Please click here.

Trading fees and other costs may apply.

(*) If an investor redeems some or all of its shares in exchange for the underlying gold (including American Gold Eagle Coins) represented by the redeemed shares, the exchange will generally not be a taxable event for the investor (except with respect to any Cash Proceeds). A subsequent sale of the gold received by the investor will be a taxable event. For details, please see "Taxation of U.S. Investors" in the prospectus.
A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold ETF's (the "Trust" or "OUNZ") investment objectives, risks, charges and expenses.

Investing involves significant risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

VANECK® MERK® Gold ETF

THE GOLD ETF THAT DELIVERS

The VanEck Merk Gold ETF (the "Trust" or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

CONTACT US

(650) 323-4341